

December 20, 2007

Mr. Dean E. Sukowatey
President and Acting Chief Financial Officer
ALL Fuels & Energy Company
6165 N.W. 86th Street
Johnston, IA 50131

>   **RE: ALL Fuels & Energy Company**
>   **Form 10-KSB/A for the fiscal year ended December 31, 2006**
>   **Filed May 7, 2007**
>
>   **Form 10-QSB for the quarter ended June 30, 2007**
>   **File No. 0-29417**

Dear Mr. Sukowatey:

We have reviewed your filings and have the following comment. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the period ended June 30, 2007

Note 2 Acquisition of ALL Energy Company

1. With regards to your April 9, 2007 acquisition of ALL Energy Company for which you issued 25,330,000 shares of stock in exchange for 100% of ALL Energy Company stock, please tell us how you determined the accounting acquirer and how your accounting for and presentation of the acquisition of ALL Energy Company is appropriate. In this regard, it appears as if you are accounting for this transaction such that ALL Fuels & Energy is the accounting acquirer, as the capital accounts subsequent to the transaction are those of ALL Fuels &

Energy, and you have eliminated the additional paid in capital and retained deficit accounts of ALL Energy Company.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Melissa Rocha, Senior Staff Accountant at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief